Ansprech-
partner:	Martin Steiner
fon:	(0511) 53 88 96-76
fax:	(0511) 53 88 96-66
e-mail:	m.steiner@imvision-therapeutics.com

Hannover, March 2 2007

Dear Shareholders of ImVisioN Therapeutics Inc.,

     This letter is delivered to each shareholder of ImVisioN Therapeutics Inc. (“ImVisioN”) who purchased shares of ImVisioN’s common stock at a price of $0.25 per share in our August 2006 offering. The letter will be delivered electronically to all shareholders other than those who are unable to receive electronic communications. Shareholders who are unable to receive electronic communications will be delivered a paper copy of this letter together with a copy of the prospectus filed with our recent Post-Effective Amendment to our Form SB-2 Registration Statement, as referred to below.

     Following the Letter to the Shareholders of ImVisioN of December 14 2006, I am happy to provide you with an update on the latest developments at ImVisioN:

  We recently issued a press release announcing that the EU and Australian patents for our ILIT™ tech- nology as well as the European patents for our Modular-Antigen-Transportation (MAT™) technology have been granted. In addition, we have obtained an option for a license to a portfolio of granted pat- ents covering the Fel d1 allergen from cat dander, which is the allergen component of our lead product IVN201. We believe that this significantly strengthens our intellectual property rights position.
  Due to manufacturing issues in the GMP production of IVN201, the timing to start the first clinical study in February 2007 had to be delayed. Our collaboration partner has advised us that the GMP pro- duction issues are now solved and they are currently producing several manufacturing batches to show consistency of the final product across these different batches. In consequence, we now anticipate to start the first human clinical trial with IVN201 at the University Hospital Zurich in the second half of 2007.

     We anticipate that the Company will complete the preclinical development within the next six to nine months. At that time we will commence clinical trials to become a clinical stage development company and pursue the qualification of the Company’s shares for trading on the NASD OTC Bulletin Board, which implies that the time point for trading our shares will be after initiation of our first human clinical study.

We are currently in the process of registering a Company Offering of 10,000,000 shares of common stock at a price of $0.40 per share. We have filed a Post-Effective Amendment to our SB-2 Form with the United States Securities and Exchange Commission (the “SEC”) to reflect the reduction of the offering price from the originally planned price of $ 0.75 per share to $0.40 per share and certain other material changes. We will be required to update this Post-Effective Amendment by filing our audited financial statements for the year ended December 31, 2006 before the SEC will declare this Registration Statement to be effective in order that sales can commence. Upon its effectiveness, this Registration Statement will register our offering from treasury of an additional 10,000,000 shares of common stock at a price of $0.40 per share (the “Company Offering”) and the resale by existing shareholders of up to 8,000,000 shares of common stock (the “Shareholder Offering”). We anticipate this Company Offering will provide us with sufficient funds to complete preclinical development, to perform our first human clinical study with IVN201, and to further develop our product pipeline.

     In addition to registering the Company Offering, the Registration Statement will also register the resale by you of the original shares that you purchased in our August 2006 offering of common stock at a price of $0.25 per share. We note that while our original Form SB-2 Registration Statement was declared effective by the SEC on December 12, 2006, you may not rely on this registration statement to make any sales of your shares due to the fact that we filed the Post-Effective Amendment to the Registration Statement. Once the Post-Effective Amendment is declared effective by the SEC, sales under the Shareholder Offering may commence and we will provide you with a further letter regarding the process by which you will be able to resell your shares in the United States pursuant to the Registration Statement.

     If you are interested in receiving a copy of the Registration Statement, we would like to direct you to the following active hyperlink on the Company’s web site where you can retrieve a full copy of the actual Registration Statement. If you have any problems retrieving the document please let me know and I will mail you a hard copy of it.

http://www.imvision-therapeutics.com/download/Post-Effective_Amendment_No_1_to_Form_SB-2.pdf

     We strongly value the continued support of our existing shareholders and will advise you of your opportunity to participate in the Company Offering once the Post-Effective Amendment to the Registration Statement is declared effective by the SEC. If you have any further questions or are interested in participating in the Company Offering, please do not hesitate to contact me any time.

With my best personal regards,

/s/ Martin Steiner

Martin Steiner, Ph.D.
Chief Executive Officer
ImVisioN Therapeutics Inc.
Feodor-Lynen Straße 5
D-30625 Hannover
Tel.: 511-538-896-76
Fax: 511-538-896-74
www.imvision-therapeutics.com

ImVisioN Therapeutics Inc. has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov using the above link. Alternatively, ImVisioN will arrange to send you the prospectus if you request it by calling Dr. Martin Steiner, President directly at the telephone number listed above.